September 8, 2023

Division of Corporation Finance

Disclosure Review Program

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Christopher Dunham

Andrew Mew

Re:	Legend Biotech Corporation Form 20-F for Fiscal Year Ended December 31, 2022 Filed March 30, 2023 File No. 001-39307

Ladies and Gentlemen:

On behalf of our client Legend Biotech Corporation (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 31, 2023 on the Company’s Form 20-F for its fiscal year ended December 31, 2022 filed on March 30, 2023 (the “20-F”). Each of the Staff’s comments are repeated below in bold, followed by the Company’s response to the comments. All capitalized terms used but not defined in this letter, including references to “China”, shall have the meaning ascribed to such terms in the 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 213

1. We note your statement that you reviewed your register of member and public filings of your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response to Comment 1:

Required submission under paragraph (a) and required disclosures under paragraph (b)(3)

In connection with the required submission under paragraph (a) and the required disclosure under paragraph (b)(3) of Item 16I of Form 20-F, the Company notes that it did not rely on any legal opinions or third-party certifications such as affidavits. Instead, the Company respectfully advises that it relied on its review of its registrar of members (the “ROM”) and on Schedule 13D or Schedule 13G filings and the amendments (together, the “Shareholder Filings”) thereto filed by the Company’s major shareholders. The Company believes it is reasonable and sufficient to rely on the Shareholder Filings, because major shareholders making such Shareholder Filings are legally obligated to file accurate beneficial ownership information with the Commission. Based on the examination of the Shareholder Filings, no shareholders other than GenScript Biotech Corporation (“GenScript”), AquaPoint L.P., FMR, LLC and Hillhouse

Investment Management, Ltd. (collectively, the “5% Holders”) beneficially owned 5% or more of the Company’s total outstanding shares as of December 31, 2022. Additionally, based on review of the Shareholder Filings, none of the 5% Holders was owned or controlled by a governmental entity in China. Further, as of December 31, 2022, GenScript owned approximately 52.9% of the Company’s outstanding shares, and GenScript is a public company incorporated in the Cayman Islands and listed on The Stock Exchange of Hong Kong Limited. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity in China and that the governmental entities in China do not have a controlling financial interest in the Company.

Required disclosures under paragraph (b)(2)

In connection with the required disclosure under paragraph (b)(2) of Item 16 of Form 20-F, the Company notes that it did not rely on any legal opinions or third-party certifications such as affidavits.    Instead, the Company respectfully advises that it relied on its review of the ROM. Pursuant to the ROM, its shareholders included: (i) GenScript, (ii) JPMorgan Chase Bank, N.A. (“JPM”) and (iii) certain institutional shareholders. JPM is the depositary of the Company’s American Depositary Shares (“ADSs”) and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Shareholder Filings filed by the holders of 5% or more of the Company’s securities. Based on the Shareholder Filings, none of the 5% Holders is a governmental entity in China and no governmental entities in mainland China own shares of any of the 5% Holders. Therefore, to the best of the Company’s knowledge, no governmental entities in China own shares of the Company.

In addition, the Company respectfully advises, that based on review of the Shareholder Filings, none of the 5% Holders is a governmental entity in the Cayman Islands and no governmental entities in the Cayman Islands own shares of any of the 5% Holders. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own shares of the Company.

2. We note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures.

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With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(4) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Response to Comment 2:

With respect to the required disclosure under (b)(2) of Item 16I of Form 20-F, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating subsidiaries are incorporated include China, Hong Kong, the British Virgin Islands, the United States and the European Union. Each of the Company’s foreign operating subsidiaries is directly wholly-owned by its respective shareholder (i.e. another consolidated operating entity of the Company) and directly or indirectly owned by Legend Biotech Corporation. Therefore, no governmental entities in China, Hong Kong, the British Virgin Islands, the United States or the European Union own shares of the Company’s consolidated foreign operating subsidiaries in the respective jurisdictions.

With respect to the required disclosure under (b)(4) of Item 16I of Form 20-F, to the best of its knowledge, the Company confirms that none of the members of the board of directors of the Company or of each of the Company’s consolidated foreign operating entities is an official of the Chinese Communist Party.

With respect to the required disclosure under (b)(5) of Item 16I of Form 20-F, the Company confirms that articles of incorporation (or equivalent organizational document) of each of the Company and the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such charter.

3. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response to Comment 3:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company conducted written enquiries via email and confirmed that each member of the board of directors of (a) Legend Biotech Corporation and (b) each of its consolidated foreign operating entities (each a “Director” and collectively “Directors”) is not an official of the Chinese Communist Party, including as a member of any CCP committee. Based on such confirmations the Company believes that none of the members of the board of directors of the Company or any of its consolidated foreign operating entities is an official of the Chinese Communist Party. The Company notes that it did not rely on any third party certifications such as affidavits as the basis of its disclosure.

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If you have any questions regarding this submission, please contact the Company’s outside U.S. counsel, Mark Ballantyne of Cooley LLP at (703) 456-8084 or mballantyne@cooley.com or Divakar Gupta of Cooley LLP at (212) 479-6474 or dgupta@cooley.com.

Thank you for your time and attention.

Sincerely yours,

By:	/s/ Ying Huang
Ying Huang Chief Executive Officer

cc:	Lori Macomber, Chief Financial Officer

Robert Staloff, Interim General Counsel

Legend Biotech Corporation

Mark Ballantyne, Partner

Divakar Gupta, Partner

Cooley LLP